Exhibit 4.1
FIRST AMENDMENT TO INVESTMENT AGREEMENT
FIRST AMENDMENT TO INVESTMENT AGREEMENT dated as of June 25, 2009 (this “Amendment”) between Allis-Chalmers Energy Inc., a Delaware corporation (the “Company”), and Lime Rock Partners V, L.P., a Cayman Islands exempted limited partnership (the “Investor”).
BACKGROUND
WHEREAS, the Company and the Investor (each a “Party,” and together, the “Parties”) previously entered into an Investment Agreement, dated May 20, 2009 (the “Investment Agreement”); and
WHEREAS, the Parties wish to amend the Investment Agreement in order to effect certain modifications deemed desirable by each of the Parties;
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in the Investment Agreement and this First Amendment, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to amend the Investment Agreement as follows:
1. Capitalized terms used but not defined in this Amendment shall have the respective meanings given to such terms in the Investment Agreement. Each reference to “hereof,” “hereunder,” “hereby” and “this Agreement” in the Investment Agreement shall, from and after the date of this Amendment, refer to the Investment Agreement as amended by this Amendment.
2. Section 2.2(b)(iv) of the Investment Agreement is hereby amended and restated in its entirety as follows: “(iv) at least $74 million aggregate principal amount of the Company’s senior debt securities shall have been tendered (and not be subject to withdrawal) by the holders thereof for purchase by the Company pursuant to the Company’s tender offer (the “Tender Offer”) for such debt securities, at an average price of not more than $650.00 per $1000.00 of principal amount of the senior debt securities of the Company.”
3. Section 7.10 of the Investment Agreement is hereby amended and restated in its entirety as follows: “Proceeds; Application to Tender Offer. The Company shall apply the net proceeds of the Rights Offering (including the Backstop Commitment) to the retirement of indebtedness of the Company, including indebtedness under its principal bank credit facility and indebtedness represented by its senior debt securities pursuant to the Tender Offer.”

4. Section 8.1 of the Investment Agreement is hereby amended by the insertion of the following subsection 8.1(d) after subsection 8.1(c): “(d) In the event that the Closings occur simultaneously, if the Investor shall be entitled to designate four Initial Investor Nominees pursuant to Section 8.2(a) based on the Common Stock of the Company (counting any shares of Preferred Stock on an as converted basis) to be owned by the Investor 13(d) Group after the Closings, then prior to such Closings, the Investor shall provide to the Company the names of two Initial Investor Designees, each of whom shall be reviewed promptly by the Nominating Committee, and on the date of such Closings, the Company shall cause to be elected or appointed to the Board such Initial Investor Designees, subject to the satisfaction of all legal and governance requirements regarding service as a director of the Company and, if not already received, the reasonable approval of the Nominating Committee. The Company shall take all actions necessary to ensure that on the date of such Closings the Board shall have at least two vacancies. Within 90 days of such Closings, the Investor shall provide to the Company the names of two additional Initial Investor Designees, each of whom shall be reviewed promptly by the Nominating Committee, and as soon as reasonably practicable thereafter, the Company shall cause to be elected or appointed to the Board such additional Initial Investor Designees, subject to the satisfaction of all legal and governance requirements regarding service as a director of the Company and, if not already received, the reasonable approval of the Nominating Committee. The Company shall take all actions necessary to ensure that as soon as reasonably practicable after the Investor provides to the Company the names of such additional Initial Investor Designees, but in any event within 90 days of such Closings, the Board shall have at least two additional vacancies.”
5. The reference to “40.0%” in each of Sections 8.2(a)(i) and (ii) of the Investment Agreement is hereby amended to read “39.0%”.
This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were on the same instrument.
[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the date first written above.

ALLIS-CHALMERS ENERGY INC.

By:	/s/ Munawar H. Hidayatallah

	Name:	Munawar H. Hidayatallah
	Title:	Chief Executive Officer

LIME ROCK PARTNERS V, L.P.

By:	Lime Rock Partners GP V, L.P., its general partner

By:	LRP GP V, Inc., its general partner

By:	/s/ Saad Bargach

	Name:	Saad Bargach
	Title:	Managing Director